Item 27. Exhibit (a)

CERTIFICATE OF CORPORATE SECRETARY OF MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY

The undersigned hereby certifies that he is the Corporate Secretary of Massachusetts Mutual Life Insurance Company (the “Company”); that the following is an exact excerpt from the minutes of the July 9, 1997 Investment Committee Meeting; and that said vote remains in full force and effect.

“The Committee voted to:

Authorize the establishment of Massachusetts Mutual Variable Annuity Separate Account 4.”

IN WITNESS WHEREOF, I have hereunto affixed my hand and the seal of the Company on this 17th day of February, 2021.

(Seal)

/s/ Tokunbo Akinbajo
Tokunbo Akinbajo
Corporate Secretary
Massachusetts Mutual Life Insurance Company